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              JITNEY-JUNGLE COMMENCES TENDER OFFER FOR DELCHAMPS

JACKSON, MISSISSIPPI, July 14, 1997: Jitney-Jungle Stores of America, Inc. announced today that its subsidiary, Delta Acquisition Corporation, commenced its previously announced tender offer for all of the outstanding shares of common stock of Delchamps, Inc. (NASDAQ: DLCH) for $30.00 per share in cash.

The Boards of Directors of both companies have approved the transaction.

The tender offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the offer at least two-thirds of the outstanding Delchamps shares. The offer initially will expire at 12:00 midnight, NYC time, on Friday, August 8, 1997, but under certain circumstances will be extended by Jitney-Jungle until September 12, 1997 if necessary to meet certain conditions, including receipt of regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the consent of holders of Jitney-Jungle's outstanding senior notes. The offer may be extended by Jitney-Jungle until September 12, 1997 to enable it to obtain permanent financing for the acquisition. The offer may be extended in other circumstances as described in the offer to purchase.

Following successful completion of the tender offer, Jitney-Jungle will acquire for the same cash price any Delchamps shares that are not tendered by means of a merger of Delchamps with a wholly owned subsidiary of Jitney-Jungle.

Jitney-Jungle has obtained commitment letters from Fleet Capital Corporation and from an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation to provide senior bank and subordinated debt financing to fund the tender offer and the merger.

Donaldson, Lufkin & Jenrette Securities Corporation will serve as dealer manager for the tender offer. MacKenzie Partners is the information agent.

Jitney-Jungle operates a chain of 23 discount stores, 77 conventional stores, and 4 combination stores for a total of 104 supermarkets and 52 gasoline stations located throughout Mississippi and in Tennessee, Arkansas, Alabama, Louisiana, and Florida.

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FOR FURTHER INFORMATION CONTACT:

Jitney-Jungle Stores of America, Inc.:

    Michael E. Julian, President and Chief Executive Officer
    (601) 346-2116

MacKenzie Partners, Inc.:

    Steven C. Balet
    (212) 929-5500